UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

THE ALKALINE WATER COMPANY INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

01643A 207
(CUSIP Number)

copy to: Clark Wilson LLP 900 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01643A 207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard A. Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,400,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
4,400,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,400,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Consists of 3,900,000 shares of common stock, 250,000 stock options exercisable at a price of $0.53 per share until April 2, 2030 and 250,000 stock options exercisable at a price of $1.09 per share until March 31, 2031.

(2) Calculated based on the aggregate of 88,932,227 shares, which consists of 88,432,227 shares outstanding as of May 4, 2021, and 500,000 shares that may be acquired on exercise of stock options.

Item 1.  Security and Issuer

This Schedule 13D (the "Statement") is being filed on behalf of Richard A. Wright (the "Reporting Person"),  relating to the shares of common stock (the "Shares") with $0.001 par value per share of The Alkaline Water Company Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8541 E. Anderson Drive, Suite 100/101, Scottsdale, AZ  85255.

Item 2.  Identity and Background

This Statement is filed by the Reporting Person.

The Reporting Person, the President, Vice-President, Chief Executive Officer, Chief Operating Officer and director of the Issuer and a citizen of the United States, has an address at 1826 E. Lakecrest Drive, Gilbert, AZ  85234.

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On March 31, 2021, the Issuer granted the Reporting Person 250,000 stock options which are exercisable at a price of $1.09 per share until March 31, 2031.  The stock options vest as to 50% on March 31, 2021 and 50% on March 31, 2022.

On April 30, 2021, the Issuer issued to the Reporting Person 200,000 shares of common stock pursuant to the vesting of restricted stock awards which were granted under the Issuer's 2020 Equity Incentive Plan.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes, but may transfer or sell such Shares as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described in this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of Shares beneficially owned by the Reporting Person is 4,400,000 Shares (including stock options to acquire 250,000 Shares), or 4.95% of outstanding Shares, based on 88,932,227 Shares, which consists of 88,432,227 Shares outstanding as of May 4, 2021 and 500,000 Shares that may be acquired on exercise of stock options.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of 4,400,000 Shares.

(c) The response to Item 3 is responsive to this Item.

(d) Not applicable

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2021	/s/ Richard A. Wright Signature
Richard A. Wright

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).